Filed Pursuant to Rule 433

Registration Statement No. 333-204381

May 5, 2016

FINAL TERM SHEET

May 5, 2016

1.700% Senior Notes due 2021

4.375% Senior Notes due 2045

1.700% Senior Notes due 2021
Issuer:	The Estée Lauder Companies Inc.
Security:	1.700% Senior Notes due 2021 (the “2021 Notes”)
Size:	$450,000,000
Maturity Date:	May 10, 2021
Coupon:	1.700%
Interest Payment Dates:	May 10 and November 10, commencing November 10, 2016
Interest Accrual Date:	May 10, 2016
Price to Public:	99.976%
Benchmark Treasury:	1.375% due April 30, 2021
Benchmark Treasury Yield:	1.205%
Spread to Benchmark Treasury:	+ 50 bps
Yield:	1.705%
Optional Redemption:

At any time prior to April 10, 2021 (one month prior to the maturity date of the 2021 Notes), Make-Whole Call at Treasury + 10 bps

On or after April 10, 2021 (one month prior to the maturity date of the 2021 Notes), Par Call

Reference Treasury Dealers:	J.P. Morgan Securities LLC or Merrill Lynch, Pierce, Fenner & Smith Incorporated
Expected Settlement Date:	May 10, 2016 (T+3)
CUSIP / ISIN:	29736RAH3 / US29736RAH30
Anticipated Ratings:	A2 (stable) by Moody’s Investors Service, Inc. A+ (stable) by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc.
Senior Co-Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc.
Co-Managers:	Goldman, Sachs & Co. HSBC Securities (USA) Inc. Lloyds Securities Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. BBVA Securities Inc. The Williams Capital Group, L.P.

4.375% Senior Notes due 2045
Issuer:	The Estée Lauder Companies Inc.
Security:	4.375% Senior Notes due 2045 (the “2045 Notes”)
Size:

$150,000,000

The 2045 Notes will constitute a further issuance of, form a single series with, be fully fungible with and vote with the Issuer’s outstanding $300,000,000 aggregate principal amount of 4.375% Senior Notes due 2045 issued on June 4, 2015. Upon settlement, the total aggregate principal amount of the Issuer’s 4.375% Senior Notes due 2045 will be $450,000,000.

Maturity Date:	June 15, 2045
Coupon:	4.375%
Interest Payment Dates:	June 15 and December 15, commencing June 15, 2016
Interest Accrual Date:	December 15, 2015
Price to Public:	110.847%, plus accrued and unpaid interest from December 15, 2015
Benchmark Treasury:	3.000% due November 15, 2045
Benchmark Treasury Yield:	2.603%
Spread to Benchmark Treasury:	+ 115 bps
Yield:	3.753%
Optional Redemption:	At any time prior to December 15, 2044 (six months prior to the maturity date of the 2045 Notes), Make-Whole Call at Treasury + 25 bps

On or after December 15, 2044 (six months prior to the maturity date of the 2045 Notes), Par Call
Reference Treasury Dealers:	Citigroup Global Markets Inc. or Goldman, Sachs & Co.
Expected Settlement Date:	May 10, 2016 (T+3)
CUSIP / ISIN:	29736R AG5 / US29736RAG56
Anticipated Ratings:	A2 (stable) by Moody’s Investors Service, Inc. A+ (stable) by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc.
Senior Co-Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc.
Co-Managers:	Goldman, Sachs & Co. HSBC Securities (USA) Inc. Lloyds Securities Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. BBVA Securities Inc. The Williams Capital Group, L.P.
Material U.S. Federal Income Tax Considerations:

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of the 2021 Notes and the 2045 Notes. The 2021 Notes and the 2045 Notes are referred to in this discussion collectively as the “Notes”. This discussion applies only to Notes that are held as a capital asset for U.S. federal income tax purposes, and is applicable only to holders who purchase the 2021 Notes or the 2045 Notes in this offering at the “Price to Public” of the applicable series of Notes set forth in this final term sheet. For U.S. federal income tax purposes, the 2045 Notes offered hereby will be treated as part of the same “issue” with the same “issue price” and “issue date” as the existing 2045 Notes.

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•                  financial institutions;

•                  insurance companies;

•                  dealers or traders subject to a mark-to-market method of tax accounting with respect to the Notes;

•                  persons holding the Notes as part of a “straddle,” hedge, integrated transaction or similar transaction;

•                  U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•                  partnerships or other pass-through entities for U.S. federal income tax purposes; and

•                  tax-exempt entities.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this final term sheet may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes.

You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity taxable as a corporation for

U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•                  an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

Stated Interest

Stated interest (excluding any prior accrued interest, in the case of the 2045 Notes, which is discussed below under “—Prior Accrued Interest”) on the Notes will be taxable to you as ordinary income at the time it is received or accrued, depending on your method of accounting for U.S. federal income tax purposes.

Prior Accrued Interest

A portion of the purchase price of the 2045 Notes is attributable to the amount of interest accrued prior to the date the 2045 Notes are issued in this offering, or “prior accrued interest.” A portion of the stated interest payment on June 15, 2016 on the 2045 Notes equal to any prior accrued interest will be treated as a nontaxable return of such prior accrued interest and will reduce your tax basis in the 2045 Notes.

Bond Premium

If your purchase price for a 2045 Note (excluding any portion attributable to prior accrued interest) exceeds the stated principal amount of the 2045 Note, the excess generally will constitute amortizable bond premium. You generally may elect to amortize this bond premium over the remaining term of the 2045 Note using a constant yield method. Because, however, the 2045 Notes may be redeemed by us prior to maturity at a premium, special rules will apply to defer some or all of the amount of amortizable bond premium that you could otherwise amortize with respect to a 2045 Note in one or more years. Among other things, the application of these rules to a debt instrument with a “make-whole” redemption feature, such as the 2045 Notes, is unclear. These special rules should not apply if you elect to treat all interest on the 2045 Notes as original issue discount (“OID”) for U.S. federal income tax purposes.

Generally, you may use the amortizable bond premium allocable to an accrual period to offset stated interest otherwise required to be included in income with respect to the 2045 Note in that accrual period. Your tax basis in the 2045 Notes will be decreased by the amount of amortizable bond premium allowable as an offset in each accrual period. An election to amortize bond premium applies to all taxable bonds held during or after the taxable year for which the election is made, and can be revoked only with the consent of the IRS. You should consult your tax advisor regarding the calculation of amortizable bond premium allowable as a deduction each year, and whether it is advisable to elect to treat all interest on the 2045 Notes as OID.

Sale, Exchange or Other Taxable Disposition of Notes

Upon the sale, exchange or other taxable disposition of a Note, you generally will recognize gain or loss equal to the difference between the amount realized upon such disposition and the adjusted tax basis of the Note. Your adjusted tax basis in a Note generally will be equal to the amount you paid for the Note (excluding any amount paid in respect of prior accrued interest) reduced by any amortizable bond premium previously amortized. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest and taxed as described under “—Stated Interest” above, except for prior accrued interest in the case of the 2045 Notes, which will be treated in the manner described under “—Prior Accrued Interest” above.

Generally, any gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. holders derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of net capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments of stated interest on the Notes, and the proceeds of a sale or other taxable disposition (including a retirement or redemption) of a Note paid to you (unless you are an exempt recipient such as a corporation).

Backup withholding may apply to any payments described in the preceding sentence if you fail to provide a taxpayer identification number or a certification that you are not subject to backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “non-U.S. holder.” A non-U.S. holder is a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•                  a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•                  a foreign corporation; or

•                  an estate or trust that is not a U.S. holder;

but does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of a Note. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of a Note.

U.S. Federal Withholding Tax

Subject to the discussion below concerning FATCA and backup withholding, U.S. federal withholding tax will not apply to any payment of principal or interest on the Notes, provided that in the case of interest:

•                  you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the applicable provisions of the Code and the Treasury regulations;

•                  you are not a controlled foreign corporation for U.S. federal income tax purposes that is related to us, directly or indirectly, through stock ownership; and

•                  you certify on a properly executed IRS Form W-8BEN or W-8BEN-E, under penalties of perjury, that you are not a United States person as defined under the Code.

If you cannot satisfy the requirements described above, payments of interest will generally be subject to a 30% U.S. federal withholding tax unless a tax treaty applies to reduce or eliminate the tax. Interest payments, however, that are effectively connected with the conduct of a trade or business by you within the United States (and, where an applicable tax treaty so provides, are also attributable to a U.S. permanent establishment maintained by you) are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax, as described below under “—U.S. Federal Income Tax.” To claim any reduction of or exemption from the 30% withholding tax, you should provide a properly executed IRS Form W-8BEN or W-8BEN-E claiming a reduction of or an exemption from withholding tax under an applicable tax treaty or a properly executed IRS Form W-8ECI stating that such payments are not subject to withholding tax because they are effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Any gain, other than amounts attributable to accrued but unpaid interest which is taxable as set forth above, realized on the disposition of a Note (including a redemption or retirement) will generally not be subject to U.S. federal income tax unless such gain is effectively connected with your conduct of a trade or business in the United States (and, where an applicable tax treaty so provides, is also attributable to a U.S. permanent establishment maintained by you).

If you are engaged in a trade or business in the United States and interest or gain on the Notes is effectively connected with the conduct of such trade or business (and, if a tax treaty applies, is attributable to a permanent establishment maintained by you within the United States), you will be subject to U.S. federal income tax (but not U.S. withholding tax assuming, in the case of interest, a properly executed IRS Form W-8ECI is provided) on such interest or gain on a net income basis in generally the same manner as if you were a U.S. person. In addition, in certain circumstances, if you are a foreign corporation you may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

Backup Withholding and Information Reporting

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty or other intergovernmental agreement.

Unless you comply with certification procedures to establish that you are not a United States person as defined under the Code, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the Notes and you may be subject to backup withholding on payments on the Notes or on the proceeds from a sale or other disposition of the Notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

FATCA Legislation

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of interest on the Notes and, beginning in 2019, on payments of proceeds of sales or redemption of the Notes paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies which is typically evidenced by delivery of a properly executed IRS Form W-8BEN-E. An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in the Notes.

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Estée Lauder Companies Inc. has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, The Estée Lauder Companies Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or by calling Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848.

This final term sheet supplements, and should be read in conjunction with, The Estée Lauder Companies Inc. preliminary prospectus supplement dated May 5, 2016 and accompanying prospectus dated May 21, 2015 and the documents incorporated by reference therein.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.